BIGLARI HOLDINGS INC.
17802 IH 10 WEST, SUITE 400
SAN ANTONIO, TEXAS 78257
TELEPHONE (210) 344-3400
FAX (210) 344-3411

September 14, 2016

Via EDGAR

Laura Nicholson
Special Counsel
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Biglari Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 22, 2016
Definitive Proxy Statement on Schedule 14A
Filed March 7, 2016
File No. 000-08445

Dear Ms. Nicholson:

In connection with responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 15, 2016 with regard to the above-referenced filings, Biglari Holdings Inc. (the “Company”) acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bruce Lewis
Bruce Lewis
Controller
Biglari Holdings Inc.

cc:	Brian V. Breheny
Skadden, Arps, Slate, Meagher & Flom LLP